CHIPOTLE MEXICAN GRILL, INC. 610 Newport Center Drive Newport Beach, CA 92660

CORRESP

June  3,  2021

Mr. Blaise Rhodes

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Re:  Chipotle Mexican Grill, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Form 8-K dated May 21, 2021

File No. 001-32731

Dear Mr. Rhodes:

This letter is in response to your letter dated May 25, 2021 providing comments on Chipotle Mexican Grill, Inc.’s (“Chipotle”) Form 8-K dated May 21, 2021.  For your convenience, your comments have been reproduced in their entirety below, followed by Chipotle’s responses.

Form 8-K dated May 21, 2021

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year., page 1

1.We note the recent amendment to your bylaws pursuant to which you adopted an exclusive forum provision. Please confirm that in future filings, including as required by Form 10-Q and Form 10-K, you will include appropriate disclosure describing the provision, discussing the risks of the provision to investors, and addressing any uncertainty about the enforceability of the provision.

Chipotle’s Response

We appreciate the staff’s review of Chipotle’s Form 8-K dated May 21, 2021.  In response to the staff’s comment, we confirm that in future filings, including as required by  Form 10‑Q and Form 10-K, Chipotle will include appropriate disclosure describing the new forum selection provision that was added as Article XII to Chipotle’s Amended and Restated Bylaws, discussing the risks of the provision to investors, and addressing any uncertainty about the enforceability of the provision.

Mr. Blaise Rhodes

Securities and Exchange Commission

June 3, 2021

If you have any questions or additional comments with respect to this response, please feel free to contact me by phone at (949) 524-4063 or by email at hkaminski@chipotle.com.

Very truly yours,

/s/ Helen Kaminski

Helen Kaminski

Deputy General Counsel, Compliance & Securities

cc:    John R. Hartung, Chief Financial Officer

         Roger Theodoredis, Chief Legal Officer

         Jamie McConnell, Vice President, Controller